GOLDMAN, SACHS & CO.    LEHMAN BROTHERS    MERRILL LYNCH & CO.

June 8, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Re:          Hertz Global Holdings, Inc. (“the Company”)

Registration Statement on Form S-1 (File No. 333-143108)

Ladies and Gentlemen:

As Representatives of the several Underwriters of up to 51,750,000 shares of common stock of Hertz Global Holdings, Inc. (“the Company”), we hereby join with the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 1:00 p.m. (NYT) on June 12, 2007, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s  Preliminary Prospectus dated June 1, 2007, through the date hereof:

Preliminary Prospectus dated June 1, 2007:

27,594  copies to prospective Underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

GOLDMAN, SACHS & CO.
LEHMAN BROTHERS INC.
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
As Representatives of the several Underwriters

By: GOLDMAN, SACHS & CO.

By:	/s/ Goldman, Sachs &Co.
Name: Charles Park
Title: Managing Director

LEHMAN BROTHERS INC.

By:	/s/ Arlene Salmonson
Name: Arlene Salmonson
Title: Vice President

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Mark Williamson
Name: Mark Williamson
Title: Director